Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX April 26, 2024

IPERIONX TITANIUM HAMR FURNACE INSTALLATION COMPLETE

◾	IperionX’s commercial-scale HAMR titanium furnace has been delivered and successfully installed at the new Titanium Manufacturing Campus in Virginia

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The HAMR titanium furnace is similar in scale to a standard Kroll titanium furnace, and underpins competitive advantages of lower operating temperatures, higher efficiencies, shorter production cycle times, and higher product qualities

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Construction and development of IperionX’s Titanium Manufacturing Campus is advancing to schedule, with commissioning of the HAMR titanium furnace scheduled for Q2 2024, and first titanium powder expected in mid-2024

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IperionX’s portfolio of patented titanium technologies can manufacture titanium powders, semi-finished titanium products, near-net shape forged titanium products and additively manufactured titanium components - with superior energy efficiency, lower costs and lower environmental impacts

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IperionX is leading the development of an innovative ‘end to end’ U.S. titanium supply chain that will use scrap titanium and U.S. sourced titanium minerals to manufacture high-performance titanium products for advanced industries

IperionX Limited (NASDAQ: IPX, ASX: IPX) is pleased to announce a significant milestone in the development of commercial-scale titanium metal manufacturing capabilities at the Titanium Manufacturing Campus in Virginia.

The Hydrogen Assisted Metallothermic Reduction (HAMR TM) titanium furnace has been delivered and successfully installed, with first energization and commissioning on track to commence in Q2 2024.

The advanced HAMR furnace is similar in scale to a traditional single-unit Kroll titanium furnace, and enhances IperionX’s manufacturing capabilities with numerous competitive advantages. These include lower operating temperatures, increased efficiencies, shorter production cycles, and higher product qualities.

These manufacturing advancements are supported by IperionX's portfolio of patented technologies that can produce titanium powders, semi-finished titanium products, near-net shape forged titanium products, and additively manufactured titanium components. These leading technologies can manufacture high-performance titanium products with superior energy efficiency, lower costs, and lower environmental impacts.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

The full development of IperionX’s Titanium Manufacturing Campus is advancing to plan, with first deoxygenation production of titanium powder scheduled to commence in mid-2024. Full run rate target capacity of at least 125 metric tons per year is anticipated for the end of 2024, which is expected to scale-up to full target production capacity of 2,000 metric tons per year in 2026.

Anastasios (Taso) Arima, IperionX CEO said:

“The deployment of our advanced HAMR titanium furnace at the Virginia facility is another crucial step to re-shore a full ‘end to end’ titanium supply chain within the United States.

This furnace has a similar capacity to existing furnaces used in the incumbent industry’s Kroll process, but with far less energy consumption and lower complexity to unlock a range of higher value manufactured titanium products. The successful commissioning and production from this furnace is the cornerstone for a transformation of the U.S. titanium industry to manufacture high-performance, low cost titanium alloys for advanced American industries.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is one of the largest mineral resources of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

Forward Looking Statements
Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.
Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.
Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.